Room 4561

March 14, 2007

Mr. Bob Van Leyen
Chief Financial Officer
Raptor Networks Technology, Inc.
1241 E. Dyer Road, Suite 150
Santa Ana, California 92705

Re: Raptor Networks Technology, Inc.
**   Preliminary Proxy Statement on Schedule 14A filed March 2, 2007**
**   File No. 0-51443**

Dear Mr. Van Leyen:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 2

1.   As you disclose, the increased share authorization for which you are seeking stockholder approval is required in order to provide a portion of the shares issuable under the senior convertible notes and warrants you sold in July 2006. Pursuant to Note A of Schedule 14A, your disclosure document should provide information that you would be required to provide if shareholders were voting directly to approve the issuance of shares of common stock on conversion or exercise, as applicable, of the convertible notes and warrants. Accordingly, please provide the necessary disclosure pursuant to Items 11 and 13 of Schedule 14A.

2.   For purposes of clarity, please revise your disclosure regarding the number of shares authorized, available and subject to issuance to present such information in tabular format.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Thomas J. Crane, Esq.
        Garett M. Sleichter, Esq.
        Rutan & Tucker, LLP
        Telephone: (714) 641-5100
        Facsimile: (714) 546-9035